UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

RESOURCE BANK STOCK AND 401(K) SAVINGS PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

______________________________________________________________________________

RESOURCE BANK STOCK AND 401 K SAVINGS PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2006 AND 2005

Resource Bank Stock and 401(k) Savings Plan

Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3
Notes to Financial Statements	4 - 8
Supplemental Schedule
Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

Plan Administrator

Resource Bank Stock and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Resource Bank Stock and 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman and Company LLP

Virginia Beach, Virginia

June 18, 2007

Resource Bank Stock and 401 (k) Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2006	2005

Investments	$21,432,390	$18,754,495
Cash	$103,147	$11,769
Receivables
Participant contributions	0	35,342
Employer contributions	0	57,143
Total Receivables	0	92,485
Net assets available for benefits	$21,535,537	$18,858,749

The accompanying notes are an integral part of these financial statements.

Resource Bank Stock and 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$107,330
Interest and dividends	$1,378,341
$1,485,671
Contributions
Participant	$2,141,219
Rollover	131,633
Employer	$724,023
$2,996,875
Total additions	$4,482,546
Deductions from net assets attributed to
Benefits paid to participants	$1,738,033
Administrative expenses	67,725
Total deductions	$1,805,758
Net change	$2,676,788
Net assets available for benefits
Beginning of year	18,858,749
End of year	$21,535,537

The accompanying notes are an integral part of these financial statements.

Resource Bank Stock and 401 (k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1. Description of Plan

The following description of the Resource Bank (Company) Stock and 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 90 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute up to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. Additional Company contributions may be made at the option of the Company’s board of directors. Company contributions are invested as directed by participants. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service, as defined. A participant is 100 percent vested after two years of credited service.

Forfeited Accounts

At December 31, 2006, forfeited nonvested accounts totaled $33,366. These accounts are first used to reduce administrative expenses of the Plan, then used to reduce Company contributions.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination, if the vested portion of the participant account is over $1,000, the participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installment payments or a combination of both options. If upon termination of service, the participant’s vested account is under $1,000, a participant will receive the value of the vested interest in his or her account as a lump sum distribution.

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2006	2005

Fulton Financial Corporation common stock, 536,058 and 536,871 shares, respectively	$8,952,169	$9,448,930
Income Fund of America - A, 89,085 and 88,745 shares, respectively	1,813,774	1,607,174
Janus Advisor Capital Appreciation, 49,221 and 43,934 shares, respectively	1,506,150	1,262,234
Lord Abbett Affiliated Fund - A, 106,489 and 89,585 shares, respectively	1,627,159	1,258,670
Calamos Growth Fund - A, 25,810 and 22,477 shares, respectively	1,391,179	1,237,593
DWS Blue Chip - A, 69,408 and 54,990 shares, respectively	1,427,021	1,095,399
Schwab S&P 500 Index Fund, 58,537 and 50,256 shares, respectively	1,278,444	964,914
Europacific Growth Fund, 28,236 shares	1,298,294	*

* Investment does not represent 5 percent or more of the Plan’s net assets at the end of this year.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $107,330 as follows:

Common stock	$72,641
Mutual funds	34,689

$107,330

4. Related Party Transactions

Certain plan investments are shares of stock in Fulton Financial Corporation, the parent of the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. The fair market value of the Plan’s assets are based on quotes from an active market.

Certain plan investments are managed by Milliman, Inc. Milliman, Inc. is the trustee as defined by the Plan and, therefore, fees paid to Milliman, Inc. qualify as party-in-interest transactions. Fees paid to Milliman, Inc. or its affiliates by the Plan for trustee and recordkeeping services were $67,725 for 2006. The investments also have internal expenses that compensate Charles Schwab or its affiliates.

5. Fulton Financial Corporation Common Stock

The Plan’s investment in Fulton Financial Corporation common stock at December 31 is as follows:

	2006	2005

Number of shares	536,058	536,871
Cost basis	$6,133,933	$5,313,768
Market value	$8,952,169	$9,448,930

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

7. Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated July 25, 2002. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Risks and Uncertainties

The Plan invests in various investment securities and in Company stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Investments are also exposed to concentration of credit risk due to the amount of funds invested in Company stock. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of the net assets available for benefits.

Supplemental Schedule

Resource Bank Stock and 401 (d) Savings Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 54-1414459 Plan 001

December 31, 2006

Identity of issue, borrower, lesser or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
American Beacon	28,733 shares of American Beacon Small Cap Value Plan	609,133
American Funds	28,236 shares of EuroPacific Growth Fund - A	1,298,294
American Funds	89,085 shares of Income Fund of America - A	1,813,774
Calamos	25,810 shares of Calamos Growth Fund - A	1,391,179
DWS	69,408 shares of Bule Chip Fund - A	1,427,021
* Fulton Financial Corporation	536,058 shares of common stock	8,952,169
Janus	49,221 shares of Janus Advisor Forty Fund	1,506,150
Lord Abbett	106,489 shares of Affiliated Fund - A	1,627,159
Pimco	88,829 shares of Pimco Total Return Fund - D	922,048
* Schwab	607,020 shares of Retirement Advantage Money Fund	607,019
* Schwab	58,537 shares of S&P 500 Index Fund - A	1,278,444
		$21,432,390
* Identified as a party-in-interest.

See report of independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Resource Bank Stock and 401(k) Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Resource Bank Stock and 401(k) Savings Plan
Date: June 28, 2007	By: /s/ Craig Hill

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Auditors

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Fulton Financial Corporation

We hereby consent to the incorporation by reference in Form S-8 (No. 333-114206) in this Registration Statement of Fulton Financial Corporation of our report dated June 18, 2007 included in this From 11-K relating to the statements of net assets available for benefits of Resource Bank Stock and 401(k) Savings Plan as of , and the related statement of changes in net assets available for benefits and supplemental schedule for the year ended.

/s/ Goodman and Company LLP

Virginia Beach, Virginia

July 28, 2007